Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of AUGUST 2025	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi announces appointment of non-executive director

Santeramo in Colle (BA), August 11, 2025 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) announced today that Mr. Pietro Labriola has formally accepted the appointment as a non-executive director of the Company by way of co-optation, effective August 6, 2025, further to the resolution adopted by the Board of Directors on July 29, 2025. Mr. Labriola will remain in office until the next Shareholders’ Meeting, at which time it will be submitted for confirmation by the shareholders.

Mr. Labriola currently serves as Chief Executive Officer and General Manager of Telecom Italia S.p.A. (TIM), one of the leading telecommunications companies in Europe. He has over 30 years of experience in the telecom and technology sectors, having held senior executive positions in both Italy and abroad, including as CEO of TIM Brazil. He holds a degree in Business and Economics from the University of Bari and a Master in Management of Innovation and Technologies from Tecnopolis, the Scientific and Technological Park of Bari.

He is a member of the board of GSMA, the organization that brings together mobile network operators worldwide, and a member of the General Council of Confindustria, the main representative association of manufacturing enterprises and services in Italy, where, since May 2024, he has the mandate for the Digital Transition. He is also President of Asstel, the Italian trade association within Confindustria that represents the telecommunication sector.

In the TIM Group since 2001, he has held increasingly senior roles in the field of Marketing for the corporate and consumer segments in both fixed and mobile telephony services. Before joining TIM, he worked at Infostrada, then Boston Consulting Group, Cable&Wireless, and France Telecom.

The Board of Directors believes that Mr. Labriola’s extensive international executive experience and deep knowledge of innovative technologies and services, combined with his strategic vision and operational expertise, will contribute to driving the Company’s digital transformation and sustainable growth.

*****

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2025, Natuzzi distributes its collections worldwide through a global retail network of 610 monobrand stores in addition to galleries. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	August 11, 2025	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi